Exhibit 97.1

EDUCATIONAL DEVELOPMENT CORPORATION

CLAWBACK POLICY

Purpose

Educational Development Corporation (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Company’s Board of Directors (the “Board”) has therefore adopted this policy, which provides for the recoupment of certain executive compensation in the event that the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws (this “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules promulgated thereunder by the Securities and Exchange Commission (SEC), and the listing standards of the NASDAQ. (i.e., the national securities exchange on which the Company’s securities are listed as of the adoption of this Policy).

Administration

This Policy shall be administered by the Compensation Committee of the Board (the “Compensation Committee”). Any determinations made by the Compensation Committee will be final and binding on all affected parties.

Covered Executives

This Policy applies to the Company’s current and former executive officers (as determined by the Compensation Committee in accordance with Section 10D of the Exchange Act, the rules promulgated thereunder, and the listing standards of the NASDAQ) and such other senior executives or employees who may from time to time be deemed subject to this Policy by the Compensation Committee (collectively, the “Covered Executives”).

Incentive-Based Compensation

For purposes of this Policy, “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure (including (i) non-equity incentive plan awards that are earned solely or in part by achieving a financial reporting measure performance goal, (ii) bonuses paid from a bonus pool where the size of the pool is determined solely or in part by attaining a financial reporting measure performance goal, (iii) other cash awards based on achieving a financial reporting measure performance goal, (iv) restricted stock, restricted stock units, stock options, stock appreciation rights, and performance share units that are granted or vest solely or in part based on attaining a financial reporting measure performance goal, and (v) proceeds from the sale of shares acquired through an incentive plan that were granted or vested solely or in part based on achieving a financial reporting measure performance goal).

Compensation that would not be considered Incentive-Based Compensation includes (i) salaries, (ii) bonuses paid solely based on satisfaction of subjective standards, such as demonstrating leadership, and/or completion of a specified employment period, (iii) non-equity incentive plan awards earned solely based on satisfaction of strategic or operational measures, (iv) wholly time-based equity awards, and (v) discretionary bonuses or other compensation that is not paid from a bonus pool that is determined by achieving a financial reporting measure performance goal.

A financial reporting measure used for Incentive-Based Compensation purposes is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing financial statements, or any measure derived wholly or in part from such measure whether or not the measure used is contained in the financial statements or otherwise disclosed, or (ii) stock price or total shareholder return. Financial reporting measures include revenues, net income, operating income, EBITDA, financial performance of a business unit or segment, financial ratios, liquidity measures (e.g., working capital, operating cash flow), return measures (e.g., return on invested capital), and earnings measures (e.g., earnings per share).

Recoupment

In the event that the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each an “Accounting Restatement”), the Compensation Committee shall reasonably promptly require reimbursement or forfeiture of the Overpayment (as defined below) received by any Covered Executive (x) after beginning service as a Covered Executive, (y) who served as a Covered Executive at any time during the performance period for the applicable Incentive-Based Compensation, and (z) during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement.1

The Compensation Committee will not be required to recover any Overpayment to the extent that the Compensation Committee determines such recovery would be impracticable because:

●	The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; or

●

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Overpayment Subject to Recovery

The amount to be recovered will be the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid (the “Overpayment”). Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the financial reporting measure specified in the Incentive-Based Compensation award is attained, even if the vesting, payment or grant of the Incentive-Based Compensation occurs after the end of that period.

For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the amount of the Overpayment shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

Method of Recoupment

The Compensation Committee shall determine the method or methods for recouping any Overpayment, which may include:

●	requiring reimbursement of cash Incentive-Based Compensation previously paid;

●	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards granted as Incentive-Based Compensation;

●	offsetting any or all of the Overpayment from any compensation otherwise owed by the Company to the Covered Executive;

●	cancelling outstanding vested or unvested equity awards; or

●	taking any other remedial or recovery action permitted by law.

[1]

The date on which the Company is required to prepare an Accounting Restatement is the earlier of (i) the date the Board, a committee of the Board, or the officers of the Company authorized to take such action if Board action is not required, concludes or reasonably should have concluded that the Company’s previously issued financial statements contain a material error, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

Limitation on Recovery; No Additional Payments

The right to recovery will be limited to Overpayments received during the three completed fiscal years prior to the date on which the Company is required to prepare an Accounting Restatement.

In the event that an Accounting Restatement would result in a Covered Executive’s Incentive-Based Compensation being larger than what the Covered Executive actually received, the Company will not be required to award the Covered Executive any additional payment.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive-Based Compensation.

Interpretation

The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and the applicable rules or standards adopted by the SEC or the NASDAQ.

Effective Date

This Policy is effective as of the date it is adopted by the Board and will apply to Incentive-Based Compensation received (as determined pursuant to this Policy) on or after December 1, 2023.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion. The Board may terminate this Policy at any time.

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any employment agreement, equity award agreement, cash-based bonus plan or program, or similar agreement, and any other legal remedies available to the Company.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators and other legal representatives.

Date of Adoption: December 1, 2023